TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year ended July 31, 2006 and related notes thereto.  The consolidated financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is November 17, 2006.  All dollar amounts are in Canadian Dollars unless otherwise stated.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 17, 2006.  Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements.  Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements.  The primary risk factors affecting the Company are discussed further in Note 16, “Risks”, below.  The Company disclaims any intention and assumes no obligation to update forward looking statements if circumstances or management’s estimates, plans or opinions should change.  The reader is cautioned not to place undue reliance on forward looking statements.

Use of Mineral Reserve and Resource Terminology

The Company is incorporated under the Business Corporations Act (Alberta) in Canada. The mineral resources described in this MD&A are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in Securities and Exchange Commission ("SEC") Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this MD&A containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Note to U.S. Investors Concerning Estimates of Indicated Mineral Resources

This document uses the term "indicated mineral resources". The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

 Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources

This document uses the term "inferred mineral resources". The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

1)

Principal Business of the Company

The Company is engaged exclusively in the business of acquisition, exploration and, if warranted, the development of natural resource properties. The Company’s primary property is the Bahuerachi property in Mexico.  The Company is an “exploration company” as its properties have not yet reached commercial production being at the advanced exploration stage. At this time all efforts planned by the Company are directed to increasing understanding of the characteristics and economics of the Bahuerachi mineralization.

The recoverability of the amounts comprising mineral properties is dependent upon the size of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the Bahuerachi property where necessary and upon future profitable production; or, alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

2)

Overall Performance of the Company

The Company has no operating income and no earnings; exploration and operating activities are financed primarily by the issuance of common shares.  None of the Company’s properties are in production.  Consequently, the Company’s net income is not a meaningful indicator of its performance or potential.

During the 2006 fiscal year the Company continued exploration on its primary project, Bahuerachi, located in Mexico.  The Company streamlined its focus on the Bahuerachi project by writing off the properties in Northwest Territories and by selling its Saskatchewan Weedy Lake property interest subsequent to year end.

The Company completed fiscal 2006 with $2,694,000 in working capital.  Some of the activities planned for 2007 are subject to financing which the Company is actively pursuing.

3)

Mineral Properties

Mexico

The principal exploration property in Mexico, Bahuerachi, is owned by the Company’s wholly-owned subsidiary Recursos Tyler SA de CV.  Bahuerachi is located in the state of Chihuahua roughly eight kilometres north of the town of La Reforma, Sinaloa.  Substantially all of the Company’s current efforts and resources are devoted to the exploration of this project.  The base and precious metals of interest on the property include copper, gold, zinc, molybdenum and silver.

At July 31, 2006 the Company held a 95% interest in 2 of the 6 titles on the property.  Pursuant to an option agreement with a Mexican national, (the “Optioner”), the remaining 5% property interest was convertible by the Company into a 10% net profits interest, which could be purchased by the Company for $700,000 USD.  Under the terms of this option agreement the Company was required to pay $50,000 USD annually to the Optioner until the property commenced production. In October 2006, the Company purchased the 10% net profits interest extinguishing all future royalty obligations.  All titles for the Bahuerachi project are now fully owned by the Company’s Mexican subsidiary.

As of June 4, 2006, the Company formalized their working relationship with the local Community for a fixed period of 10 years for exploration purposes (to 2016).  In a formally called and legally constituted Assembly Meeting of the Community at Bahuerachi, Tyler was formally granted an occupation agreement which will protect its rights to explore on all priority exploration targets identified to date.  The Agreement gives Tyler secure rights to access the areas it needs for exploration, the right to build roads, conduct trenching and drilling, maintain its camp and build further infrastructure as needed, as well as access to water.

The Phase II Drilling Program at Bahuerachi was designed to cover approximately 11,000 meters of drilling.  It commenced during the year ended July 31, 2005, with expenditures totaling approximately $4 million. This Program was subsequently substantially expanded, to an ultimate total of 35,000 meters (ongoing) of combined diamond drilling and reverse circulation drilling based on encouraging results within the areas drilled to date.  Expenditures on the program throughout fiscal July 31, 2006 totaled approximately $8.2 million.  This program has largely been funded by the proceeds of a private placement netting $9.7 million concluded in April 2005.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

3)

Mineral properties – Mexico (continued)

The Company expanded its Bahuerachi property in 2006 by staking three new areas contiguous to its previously existing claim block.  These three new titles cover an additional 3,476 hectares, bringing the total area under title to the Company and forming the Bahuerachi project to 6,488 hectares.

In September 2006, the Company reported results of the initial NI 43-101 compliant independent resource estimate, incorporating the bulk of drilling conducted at Bahuerachi to July 31, 2006.  The estimate was prepared by Associated Mining Consultants Ltd. for work conducted to July 15th, 2006 within the Main Zone of the Bahuerachi Project.  The Company noted that a significant portion of the material as defined in this initial resource estimate has been classified as an Indicated Resource, which exceeded management’s expectation for this initial round of modeling.  This increase in confidence level for a portion of the resources on a first pass basis is largely due to the relatively uniform and predictable distribution of mineralization within the bulk tonnage porphyry and skarn units, allowing for greater confidence levels in projecting data from existing drill holes within the model space.

A summary of both Inferred and Indicated Resources defined to date at various cut-off grades has been provided by the Company’s Independent Consultants and results, as released on September 25th 2006, are again presented below:

BAHUERACHI MAIN ZONE Initial Indicated and Inferred Resources.

Copper % cutoff	Category	In Situ Tonnes	Cu %	Au g/t	Ag g/t	Mo %	Zn %	CuEq(1) %
0.0	Indicated	202,006,507	0.36	0.04	3.28	0.008	0.06	0.55
	Inferred	237,569,006	0.26	0.02	1.61	0.005	0.02	0.35

0.1	Indicated	176,589,593	0.41	0.04	3.64	0.009	0.07	0.61
	Inferred	202,525,959	0.29	0.02	1.78	0.005	0.02	0.40

0.2 (2)	Indicated	134,693,967	0.49	0.05	4.25	0.009	0.08	0.72
	Inferred	134,221,239	0.36	0.03	2.11	0.005	0.02	0.48

0.3	Indicated	92,244,570	0.60	0.06	5.20	0.007	0.11	0.85
	Inferred	75,565,829	0.46	0.04	2.57	0.004	0.03	0.59

0.4	Indicated	63,082,536	0.71	0.07	6.33	0.006	0.16	1.01
	Inferred	40,482,465	0.55	0.05	3.22	0.004	0.04	0.71

0.5	Indicated	45,894,555	0.81	0.08	7.42	0.007	0.20	1.16
	Inferred	22,161,619	0.64	0.06	3.81	0.004	0.05	0.82

(1)

Copper equivalents calculated using US$1.50/lb Cu, $10.00/lb Mo, $7.00/oz Ag. Gold and Zinc were not factored in the copper equivalent calculation and copper equivalents have not been adjusted for metallurgical recoveries at this time.

(2)

A 0.2% copper cutoff is consistent with, and in the case of oxide material, above cut off grades currently being used in Mexico at other operations in this type of environment.

(3)

For modeling purposes, all metal values were capped at the 99th percentile of their normal population distribution.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

3)

Mineral properties (continued)

BAHUERACHI MAIN ZONE, Contained metals, Initial estimate, based on Inferred and Indicated categories.

Copper % cutoff	Category	Copper Million lbs	Gold Ounces	Silver Million Ounces	Molybdenum Million lbs	Zinc Million lbs
0.0	Indicated	1,608.78	240,306	21.32	35.55	275.54
	Inferred	1,332.76	152,763	12.29	26.13	104.53

0.1	Indicated	1,581.18	232,781	20.66	34.97	268.06
	Inferred	1,301.03	143,252	11.56	22.28	93.57

0.2	Indicated	1,440.15	216,529	18.39	26.67	248.92
	Inferred	1,074.84	120,831	9.10	14.76	70.87

0.3	Indicated	1,209.51	183,878	15.43	14.21	231.35
	Inferred	756.41	87,463	6.25	6.65	48.21

0.4	Indicated	988.12	150,085	12.84	8.33	216.50
	Inferred	492.51	61,173	4.19	3.56	33.84

0.5	Indicated	818.85	123,948	10.94	7.07	200.93
	Inferred	313.50	40,614	2.72	1.95	25.35

A full Independent Technical Report on the Mineral Resource Estimate will be filed on Sedar in November 2006.

The Company continues to be encouraged by the widespread mineralization encountered to date on the project, with grades and widths confirming open pit style, bulk tonnage mining potential.  With the confirmation, through an initial resource estimate study, of a significant new mineral deposit identified at the Bahuerachi property in Mexico, the Company plans to conduct a preliminary economic assessment for a mining operation based on the current resource base as well as to expand the resource area with continued drilling in fiscal 2007.  Bahuerachi’s copper grades continue to fall well within the range of grades that are considered to have economic potential in the context of this property, and the presence of numerous additional metals, (gold, silver, zinc and molybdenum), could add considerable value to the complex.

The Company plans to perform infill drilling within the Bahuerachi main zone porphyry/skarn complex in order to continue increasing the overall amount of the defined resource base, upgrading classification of inferred material to the indicated category, expanding the resource area where open potential to do so exists, as well as testing additional targets on site over the forthcoming fiscal year.   The Company is also currently soliciting bids to conduct a scoping study on its current resource base, which will outline economic parameters for a mining operation at Bahuerachi.

Canada

a)

Northwest Territories

The Company has a 29.91% interest in the Carat property located in the Northwest Territories.  The Company does not intend to carry out any future development on the property and has therefore reduced the carrying costs of the property to $Nil for a total write-off of $233,384.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

3)

Mineral properties (continued)

Canada

b)

Saskatchewan-Weedy Lake

As of July 31, 2006, the Company held a 50.1% interest in the Weedy Lake property located in Saskatchewan.  Subsequent to year end, the property interest was sold to Golden Band Resources Inc. (“Golden Band”) for $1 million CAD plus 500,000 warrants, with each warrant exercisable to acquire one common share of Golden Band at a price of $0.55 per share until August 29, 2008.  The warrants received on the sale were valued using the Black-Scholes Option Pricing Model for $87,000.  This selling price was used to determine the carrying value of the property as at July 31, 2006 and the difference between this price and the book value resulted in a write-down of $1,295,003.

4)

Operating Results

The net loss for the year ended July 31, 2006 of $2,664,000 represents a $1,032,000 increase over the prior year’s loss.  The increase is primarily due to the $1,528,000 abandonment and write-down of mineral properties during the fourth quarter of fiscal 2006, as well as increases in professional fees.  This increase in expenses and write-offs was offset by the $170,000 increase in revenues and overhead recoveries and the decrease in general and administrative expenses.

The Weedy Lake property in Saskatchewan was sold subsequent to year end, therefore the July 31, 2006 carrying value of the property was written-down by $1,295,000 to reflect the actual sale price.  The $233,000 carrying value of the Northwest Territory properties was written off at year end as the Company has no exploration planned for these properties.  Professional fees also contributed to the higher net loss in fiscal 2006. The $124,000 increase in professional fees is mainly due to a change in regulatory requirements and resulting increases in audit requirements.  $49,000 of the increase relates to audit work for the 2005 year end completed and paid in fiscal 2006.

The increase in revenues and overhead recoveries offset the increase in expenses noted above.  Interest income is earned on the Company’s investments in treasury bills and bankers acceptances.  The interest income increased from the prior year by $152,000 due to the fact that the Company was investing money throughout the whole fiscal 2006 year, whereas the financings in fiscal 2005 did not occur and thus could not be invested until the third quarter.  As well, the Company is again receiving overhead recoveries due to a new office and administrative arrangement with related parties as of June 1, 2006.  Overhead recoveries for fiscal 2006 totaled $18,000.

“General and administrative” expenses have decreased approximately $510,000 from the comparative year.  An increase in salaries, investor relations and directors fees was offset by the decrease of $812,000 in stock compensation expense allocated to general and administrative expenses.  Stock options vested during the year ended July 31, 2006 valued at $499,000 decreased from the prior year’s value of $1,401,000, and the allocation of this expense was changed.  Stock based compensation in respect of the options granted to geological personnel is capitalized as part of mineral properties in line with their compensation and totaled $118,000 in fiscal 2006 (2005 - $208,000).  The allocation to general and administrative expenses relating to options granted to officers and directors was $381,000 in fiscal 2006 (2005 - $1,193,000).  The increase of approximately $182,000 in salaries and benefits is due to the hiring of four employees and the increase of $52,000 in investor relations from the prior year is due to contracting with an investor relations company in the first quarter of 2006.  The investor relations contract was concluded in May 2006.  Monthly directors’ fees were paid in the first half of 2005, but were waived as of August 1.  These payments account for $36,000 of the remaining increase from the comparable period.

5)

Liquidity and Capital Resources

During the prior year, the Company netted $9.7 million through a non-brokered private placement.  These funds were utilized to further expand the Bahuerachi exploration program.  During fiscal 2006, $8,472,000 was expended on the Bahuerachi property.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

5)

Liquidity and Capital Resources (continued)

At July 31, 2006, the Company had positive working capital of $2,694,000 and cash and cash equivalents of $2,225,000.  Cash was provided by the exercise of warrants (2,277,670 for proceeds of $797,000) and options (1,166,800 employee and consultant options for proceeds of $382,000 and 240,800 in agent’s options for proceeds of $60,000) during the current year for aggregate proceeds of $1,239,000.  The largest use of cash during the year ended July 31, 2006 related to mineral property expenditures of $8,472,000.  Further, cash was expended on operating expenditures in excess of interest and other income in the amount of $771,000.  The increase in operating activities of $483,000 over the comparative amount was largely due to the increase in general and administrative expenditures and professional fees which were offset by the increase in interest income discussed above.

The Company plans to perform further infill drilling within the Bahuerachi Main Zone porphyry/skarn complex in order to continue increasing the overall amount of the resource base, upgrade classification of inferred material to the indicated category, expand the resource area where open potential to do so exists, as well as test additional targets on site over the forthcoming year.   The Company is also currently soliciting bids to conduct a scoping study on its current resource base.  The scoping study will provide the necessary economic and technical parameters required to determine whether the project, or parts of the project, justify moving to the mining feasibility stage to convert the existing resource base to a mineable reserve base and provide a comprehensive economic analysis of the deposit’s potential.

Management and the Board of Directors review the approved work plan and budget for the Bahuerachi project at regular intervals throughout the year, and make revisions to the budget in response to exploration success (or the lack thereof) on the project as well as working capital available for further exploration and development expenditures.

The planned activities for 2007 are subject to financing; therefore the Company is actively pursuing financing.  In October 2006, the Company entered into an agreement with Jennings Capital Inc. on a “best efforts” basis, to lead a brokered private placement of up to 2,041 units at $980 per unit for an aggregate of $2,000,180.  The financing allows for an over allotment of up to 510 units and is scheduled to close late November 2006.  The proceeds from the offering will be used to further the Company’s Bahuerachi project in Mexico and for working capital purposes.

Other than the financing discussed above, the Company has no debt, does not have any unused lines of credit or other arrangements in place to borrow funds, and has no off-balance sheet financing arrangements.  The Company does not use hedging or other financial derivatives.

Significant changes in working capital amounts were as follows:

Total accounts receivables (combined related and non-related) increased over the prior year by a total of $1,366,000.  Most of the increase is due to value added tax recoverable of $1,218,000.  The Company pays a 15% recoverable goods and services value added tax to the Government of Mexico.  As of November 17, 2006, over $1,044,000 of this receivable has been deposited.  Other receivables also increased from fiscal 2005 by $127,000 which was mainly due to a total of $100,000 USD advance to a third party drilling company.  Payables and accrued liabilities, (combined related and non-related) increased by approximately $629,000.  The large increase is primarily attributable to the significant drilling and exploration activity at the Bahuerachi property in Mexico at year end and the timing of billings received by the Company from a third party drilling company.  The partial cost of the Initial Resource Estimate was accrued to fiscal 2006 for approximately $47,000.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

5)

Liquidity and Capital Resources (continued)

Table of Contractual Commitments

The following table lists as of July 31, 2006 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	352,565	53,285	224,460	74,820	-
Occupation Agreement	170,000	17,000	51,000	51,000	51,000
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	522,565	70,285	275,460	125,820	51,000

For additional information related to the Company’s obligations and commitments see Note 13 in the Company’s consolidated financial statements attached.

6)

Selected Annual Financial Information

The following selected financial data has been extracted from the audited consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at July 31,	2006	2005	2004
Financial Results
Interest income	$ 226,308	$ 74,665	$ 25,460
Net Loss	$ (2,663,670)	$ (1,631,597)	$ (1,144,770)
Basic and diluted loss per share	$ (0.03)	$ (0.02)	$ (0.02)
Financial Position
Working capital	$ 2,693,858	$ 9,983,280	$ 2,317,383
Total assets	$ 20,014,656	$ 20,254,992	$ 8,139,341
Share Capital	$ 23,109,538	$ 21,620,259	$ 13,051,242
Contributed Surplus	$ 2,332,070	$ 1,900,660	$ 593,050
Warrants	$ 3,417,961	$ 3,600,000	$ -
Deficit	$ (9,848,716)	$ (7,185,046)	$ (5,553,449)

The Company’s earnings can vary significantly depending on the amount and timing of the mineral property write-offs and the amount and vesting of stock options.  Mineral property write-offs and proceeds received on mineral properties in excess of their carrying cost aggregated $1,528,000 in fiscal 2006, (2005 - $Nil; 2004 - $262,000).  The Company commenced accounting for stock option expense as compensation cost in the statement of earnings effective August 1, 2002.  The stock option expense in the year ended July 31, 2006 was $499,000 (2005 - $1,401,000; 2004 - $596,000) of which $118,000 (2005 - $208,000; 2004 - $Nil) was capitalized to geological consulting in mineral properties and $381,000 (2005 -$1,193,000; 2004 - $596,000) was included in general and administrative expenses.

The remaining variations in earnings can be primarily attributed to fluctuations in general and administrative costs that increase as exploration activity increase.  The Company had limited cash resources in 2004, hence conducted less exploration and reduced general and administrative support costs.  See Operating Results Note 4 and Liquidity and Capital Resources Note 5 above for more information on these changes from comparative years.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

7)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	July 31 2006 Q4 2006	Apr 30 2006 Q3 2006	Jan 31 2006 Q2 2006	Oct 31 2005 Q1 2006	July 31 2005 Q4 2005	Apr 30 2005 Q3 2005	Jan 31 2005 Q2 2005	Oct 31 2004 Q1 2005
Interest and other	$ 38,522	$ 57,805	$ 56,456	$ 73,525	$ 45,487	$ 9,886	$ 8,814	$10,478
Net loss before mineral property write-offs and stock option compensation	$(56,135)	$(253,643)	$(283,126)	$(161,129)	$(106,568)	$(120,996)	$(108,906)	$(102,227)
Stock option compensation expense	(64,750)	(194,000)	(122,500)	-	(486,900)	-	(706,000)	-
Mineral property write-offs	(1,528,387)	-	-	-	-	-	-	-
Net Loss	$(1,649,272)	$(447,643)	$(405,626)	$(161,129)	$(593,468)	$(120,996)	$(814,906)	$(102,227)
Basic and diluted loss per share	(0.03)	$ (0.00)	$ (0.00)	$ 0.00	(0.01)	0.00	$ (0.01)	$ 0.00

Interest revenues vary with the amount of invested cash and interest rates.  Interest revenues increased in the fourth quarter of fiscal 2005 as a financing was completed in April 2005.  The most significant influence on net income/loss is the amount and timing of mineral property write-offs and the recognition of stock option compensation expense.  The quarter ended April 30, 2005 had a higher loss due to a sharp increase in consulting costs and promotional costs associated with marketing the Company to achieve equity financing.  The higher losses starting Q1 of 2006 are primarily due to the increase in exploration activity and efforts to boost the Company’s profile in the investment community after the financing revenues were received at the end of Q3 2005.  Further, expenses increased as a result of new regulatory requirements including fees associated with US filings.  The decrease in net loss in Q4 2006 is due to an adjustment on the exchange rate used on foreign exchange currency transactions.

8)

Fourth Quarter

During the fourth quarter, year end adjustments were recorded relating to the exchange rate used on foreign exchange currency transactions, the write-off of the Northwest Territories property and the write-down to realizable value of the Saskatchewan property.

9)

Off-Balance Sheet Arrangements

At the date of this report, the Company had no off-balance sheet arrangements.

10)

Related Party Transactions

The following related party transactions occurred during the year ended July 31, 2006:

•

$56,525 was paid to Mr. Jutras, or a Company controlled by Mr. Jutras, an Officer and Director of the Company, for geological consulting and management services.  Effective February 1, 2006, Mr. Jutras became an employee of the Company.

•

$84,838 was paid to Dr. Ebert, an Officer and Director of the Company, for geological consulting and director services;

•

$32,590 was paid to Mr. Devonshire, or a Company controlled by Mr. Devonshire, for management services provided while he was an Officer and Director of the Company until December 2005;

•

$372 was paid to Mr. Chernish, or a Company controlled by Mr. Chernish, for geological consulting services provided while he was an officer of the Company until November 2005.

•

Pursuant to an office lease agreement, a total of $25,917 was paid to a Company related by virtue of certain common officers and directors, for rent of shared office space and $22,714 for lease operating costs and miscellaneous office expenses;

•

$65,582 was paid to a Company, related by virtue of certain common officers and directors, for allocated office and secretarial expenses;

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

10)

Related Party Transactions (continued)

•

Included in revenue and related party accounts payables are overhead recoveries of $18,303 charged to companies related by virtue of certain common officers and directors;

The following compensation was paid to officers and directors of the Company during the year ended July 31, 2006:

•

$76,228 was paid to Mr. Jutras, an Officer and Director of the Company, for geological consulting and management services.  Effective February 1, 2006, Mr. Jutras became an employee of the Company.

•

$91,609 was paid to Ms. Munro, an Officer of the Company, for corporate accounting and management services;

•

$12,007 was paid to Ms. O’Neill, an Officer of the Company, for corporate secretary services provided effective June 1, 2006.  Prior to this date, her services were provided to the Company through a corporation related by virtue of certain common officers and directors;

•

$10,100 was paid and $500 accrued to Mr. Smith, a Director of the Company, for director services;

•

$9,100 was paid Ms. Hayes, a Director of the Company, for director services;

•

$8,000 was paid and $500 accrued to Mr. Craven, a Director of the Company, for director services;

•

$6,250 was paid and $500 accrued to Mr. Renner, a Director of the Company, for director services;

•

Effective December 2004, the outside directors were entitled to receive $500 per director or committee meeting attended in person and $300 per director or committee meeting attended by telephone.  The Directors suspended payment of these fees as of August 1, 2006.

•

Effective January 2006, the outside directors were entitled to receive monthly compensation of $1,000 per director and an additional $250 for the chairman. The Directors suspended payment of these fees as of August 1, 2006.

The purpose of paying related companies for rent and office expenses is to realize certain economies experienced by sharing office and administrative services.

Pursuant to the terms of the employment contract with a Company controlled by the former CEO, termination-related costs of $16,295 were paid in December 2005.

11)

Professional Fees

Professional fees for the years ended July 31, 2006 and July 31, 2005 were comprised of the following:

	July 31, 2006	July 31, 2005
Audit and accounting fees	$ 125,256	$ 7,350
US filing legal and accounting	8,340	10,387
Legal	16,509	8,530
Total	$ 150,105	$ 26,267

Professional fees in fiscal 2006 include $49,000 relating to audit work completed on the fiscal 2005 year end, therefore professional fees have increased by $75,000 from last fiscal year mainly due to the change in regulatory requirements.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

12)

Capital Stock, Contributed Surplus and Warrants

a)

Authorized and Issued

Authorized:  Unlimited number of common voting shares

                     Unlimited number of preferred shares

Issued:

There were no changes in issued share capital from July 31, 2006 to November 17, 2006.

Changes to contributed surplus from July 31, 2006 to November 17, 2006 were as follows:

Contributed Surplus Amount
Balance July 31, 2006 (financial statement Note 9)	$ 2,332,070
Stock option benefit	23,250
Options exercised	-
Options expired	-
Balance November 17, 2006	$ 2,355,320

b)

Stock Options

There were no changes to stock options during the period from July 31, 2006 to November 17, 2006.

c)

Warrants

There were no changes to warrants during the period July 31, 2006 to November 17, 2006.

d)

Escrow Shares

There are no escrowed shares.

e)

Fully Diluted

Assuming all “in-the-money” outstanding options and warrants were converted into common shares effective November 17, 2006, the Company’s outstanding common shares would aggregate 100,982,799.

13)

 Officers and Directors

Alan Craven

Director

Shane Ebert

Director, Vice President Exploration

Lesley Hayes

Director

Jean Pierre Jutras

Director, CEO and President

Jennifer Munro

Chief Financial Officer

Barbara O’Neill

Corporate Secretary

Theodore Renner

Director, Chairman

Gregory Smith

Director

14)

Contractual Obligations

The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $37,414 in fiscal 2007 and $52,332 in fiscal 2008 to 2011.   The Company is also required to pay its share of annual associated lease operating costs, which are expected to approximate $15,871 in fiscal 2007 and $22,488 in fiscal 2008 to 2011.

During the year, the Company entered into drilling contracts with third party drilling companies and committed to a maximum expenditure of approximately $2,651,000 USD of diamond drilling and/or reverse circulation drilling.  As of November 17, 2006, $2,320,000 USD has been incurred, leaving $331,000 USD remaining on the contracts.  As of November 17, 2006, the Company met its minimum obligations on two of the three drilling contracts.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

14)

Contractual Obligations (continued)

Pursuant to an occupation agreement signed in June 2006, the Company is required to make annual surface rights payments of $166,000 Pesos (approximately $17,000) in June of each year for 10 years (to 2016) to a third party.  The first payment also included payments for the previous two years and totaled $498,000 Pesos (approximately $49,000), which was paid in June 2006.

15)

Investor Relations

In May 2006, the Company and their investor relations firm jointly agreed to the early conclusion of the investor relations contract.  Total amount paid to the investor relations firm to conclude the contract was $52,000.  Investor relations are to be handled directly by the Company for the foreseeable future.

16)

Risks

The success of the Company’s business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and foreign currency fluctuations.

There is intense competition within the minerals industry to acquire properties of merit, and Tyler competes with other companies possessing greater technical and financial resources.  Even if desirable properties are secured, there can be no assurances that the Company will be able to execute its exploration and development programs on its proposed schedules and within its cost estimates, whether due to weather conditions in the areas where it operates, increasingly stringent environmental regulations and other permitting restrictions, or other factors related to exploring, such as the availability of essential supplies and services.

There can be no assurances the Company will continue to be able to access the capital markets for the funding necessary to acquire and maintain exploration properties and to carry out its desired exploration programs.  As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise additional capital.  The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

The economics of any potential mineral deposits may be affected by many factors beyond the capacity of the Company to anticipate and control, such as the marketability of the minerals, government regulations relating to health, safety and the environment, the scale and scope of royalties and taxes on production, and demands for “value added” processing of minerals.

The Company is exposed to fluctuations in the exchange rate between the Canadian dollar, U.S. dollar and Mexican peso.   The majority of the mineral exploration costs are denominated in U.S. dollars.  When appropriate, the Company purchases and holds U.S. dollars to try to mitigate this risk factor.

17)

Outlook

With the receipt of the Initial Resource Estimate in September 2006, the Company has clearly achieved an important milestone in determining a significant resource base that justifies proceeding with the next logical step of work at Bahuerachi.

The Company plans to perform infill drilling within the Bahuerachi main zone porphyry/skarn complex in order to continue increasing the overall amount of the resource base, upgrade classification of inferred material to the indicated category, expand the resource area where open potential to do so exists, as well as test additional on site targets over the forthcoming year.   The Company is also currently soliciting bids to conduct a scoping study on its current resource base.  The scoping study will provide the necessary economic and technical parameters required to determine whether the project, or parts of the project, justify moving to the mining feasibility stage to convert the existing resource base to a mineable reserve base and provide a comprehensive economic analysis of the deposit’s potential.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

18)

Proposed Transactions

At the date of this report, the Company had no proposed transactions.

19)

Critical Accounting Estimates

Preparation of our consolidated financial statements requires the use of estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses.  Accounting policies relating to asset impairments, amortization of property and equipment, and site reclamation accruals are subject to estimates and assumptions.

Decisions to write-off or not to write-off, all or a portion of our investment in various properties, especially exploration properties, subject to impairment analysis are based on our judgment as to the actual value of the properties and are therefore subjective in most cases.  Exploration properties found to be impaired were written-off in 2006.

Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

•

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets.  Mineral properties consist of exploration and mining concessions.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments.  The estimated values of all properties are assessed by management on a quarterly basis by reference to the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When carrying value of the property exceeds its estimated net recoverable amount, an impairment provision is recognized to write the property down to the estimated fair value.

•

Another significant accounting estimate relates to accounting for stock-based compensation.  The Company uses the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility of the underlying stock.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the year.

•

Accounting for reclamation obligations requires management to make estimates of reclamation and closure costs to be incurred in the future as required to complete the reclamation and environmental remediation work mandated by existing laws and regulations.  Actual costs incurred in future periods could differ from amounts estimated.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.

20)

Changes in Accounting Policies Including Initial Adoption

There have been no changes in the Company’s existing accounting policies.

21)

Financial Instruments and Other Instruments

The carrying amount of marketable securities, accounts receivables, accounts payable and accrued liabilities are all considered representative of their respective values.

22)

Shares Outstanding

At July 31, 2006, the issued and outstanding common shares of the Company were 90,384,199.  There were no changes in the issued and outstanding common shares as of the date of this MD&A.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

23)

No Significant Revenues

The Company has not had significant revenue from operations in either of its last two financial years.

Refer to the Consolidated Schedule of Mineral Properties included in Note 6 of the audited consolidated financial statements for the capitalized exploration and mineral claim costs.

The following are the significant expenditures included in the general and administrative expenses financial statement category in the Statement of Operations for the years ended July 31, 2006 and July 31, 2005:

	July 31, 2006	July 31, 2005
Administrative consulting fees	$ 135,028	$ 169,636
Salaries and benefits	202,878	20,428
Insurance	13,180	8,358
Directors and officers insurance	30,250	17,917
Occupancy costs	47,077	36,883
Office and secretarial	136,904	76,779
Website and networking	8,092	10,428
Travel and promotion	56,156	39,615
Investor relations	57,095	4,743
Stock based compensation	381,250	1,192,900
Total General and Administrative Expense	$1,067,910	$1,577,687

24)

Controls and Procedures

Disclosure Controls and Procedures

Prior to the filing date of this report, management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of July 31, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Prior to the filing date of this report, management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s internal controls and procedures over financial reporting. The Chief Executive Officer and Chief Financial Officer concluded that, as of July 31, 2006, the internal controls and procedures over financial reporting were effective in all material respects.

Internal control over financial reporting is a process, affected by an entity's board of directors, management and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Generally Accepted Accounting Principles (“GAAP”).  Internal control over financial reporting includes those policies and procedures which pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions; provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP; provide reasonable assurance that expenditures are being made only in accordance with the Board of Directors' authorization; and provide reasonable assurance regarding prevention or timely detection of unauthorized use of our assets that could have a material effect on our consolidated financial statements.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

24)

Controls and Procedures (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of July 31, 2006, using the criteria in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Management identified the following significant deficiencies in our control environment based on the criteria established in the COSO framework.

•

The Company did not establish an effective program to ensure that the code of conduct and ethics guidelines were fully communicated and distributed appropriately to all of the employees, consultants and directors.

•

The Company did not maintain written Information Technology (“IT”) policies and procedures or adequate controls with respect to the review, supervision and monitoring of the IT operations.

Management has concluded that the significant deficiencies above could not result in a misstatement to the financial statements accounts and disclosures that would result in a material misstatement to our annual or interim consolidated financial statements that would not otherwise be prevented or detected by other internal controls in place.

Subsequent to July 31, 2006, but prior to issuance of this Annual Report on Form 20-F, the Company implemented several measures described below to remediate the deficiencies we have identified.  The Company has taken, or will take, the following actions:

•

The Company established an effective program to ensure that the code of conduct and ethics guidelines are fully communicated and distributed appropriately to the employees, consultants and directors.  This was completed in the first quarter of fiscal 2007.

•

The Company created a written IT policy and procedures in the first quarter of fiscal 2007, but has yet to ensure that the policy is fully communicated and distributed appropriately to the employees and consultants.  The Company plans to have this disseminated in the second quarter of 2007.

Management also identified a number of significant deficiencies in the current financial reporting processes and internal controls relating to a lack of segregation of duties.  The lack of segregation of duties is inherent in most junior mining exploration companies.  Limited financial resources and limited personnel resources cause inadequate segregation of critical duties within each of the accounting processes but the Company has instituted reasonable monitoring controls over these processes to mitigate the risk of human error or fraud.  The responsibilities assigned to the CFO include booking adjusting journal entries, preparation of financial statements and MD&A and processing payroll.  The responsibilities of the bookkeeper include maintaining the vendor master file, processing payables, creating and voiding cheques, reconciling bank accounts, making bank deposits, and booking journal entries.

The Company has a limited number of employees and has determined that it is not appropriate to create segregation of duties such as may be expected in a larger organization, based on an analysis of the cost versus the benefit of hiring additional employees solely to address that issue.  We have determined that the risks associated with the lack of segregation of duties are insignificant based on the close involvement of management in day-to-day activities (i.e. tone at the top, corporate governance, officer oversight and involvement with daily activities, and other company controls).  The Company has limited resources available and the limited amount of transactions and activities allow for sufficient compensating controls.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2006

24)

Controls and Procedures (continued)

The Company has established an independent review of the adjusting closing entries made by the CFO in the creation of the financial statements by the Audit Committee to help compensate for this deficiency.  This control was in place for the fourth quarter of 2006.

The Company is committed to continuing to improve internal control processes and will continue to diligently review financial reporting controls and procedures in order to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in the United States and Multilateral Instrument 52-109 in Canada and the related rules promulgated by the Securities Exchange Commission (“SEC”).  As the Company continues to work to improve internal control over financial reporting, the Company may take additional measures to address control deficiencies and/or determine not to complete certain of the remediation measures described above.

Changes in Internal Control over Financial Reporting

As discussed above, there were no changes in our internal control over financial reporting during the year ended July 31, 2006 that have materially effected or are reasonably likely to materially effect our internal control over financial reporting.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management has concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

The public accounting firm that audited the Company’s financial statements were no required to, and have not issued an attestation report on management’s assessment of the Company’s internal control over financial reporting and they did not rely on the internal controls of the Company for the fiscal years ended July 31, 2006, 2005 and 2004.

25)

Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com and at their website www.tylerresources.com.

Forward-Looking Information

This MD&A contains certain forward-looking information.  All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Tyler Resources Inc., is forward-looking information that involves risk and uncertainties.  There can be no assurance that such information will prove to be accurate and future events and actual results could differ materially from those anticipated in the forward-looking information.